UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement.

On February 16, 2011, AutoChina International Limited (the “Company”) and Honest Best Int’l Ltd. (“Honest Best”) entered into a letter agreement (the “Amendment”) amending the earn-out provisions of the Share Exchange Agreement by which AutoChina completed its initial business combination in April 2009.  The Amendment eliminates the earn-out provision after the conclusion of AutoChina’s fiscal year ending December 31, 2011 and also modifies the provision for the years ending December 31, 2010 and December 31, 2011, such that the Company must achieve a threshold of over 70% EBITDA growth in either respective year in order for Honest Best to receive any Earn-out compensation.  A copy of the Amendment is attached hereto as Exhibit 10.1, which is incorporated my reference herein.

Other Events.

On February 16, 2011, the Company issued a press release announcing the Amendment.  A copy of the press release is attached hereto as Exhibit 99.1.

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-164628) of the Company, the Registration Statement on Form S-8 (File No. 333-170786) of the Company, and the Post-effective Amendment on Form F-3 (File No. 333-159607) of the Company.

Exhibits.

Exhibit No.	Description

10.1	Letter Agreement, dated February 16, 2011, by and between AutoChina International Limited and Honest Best Int’l Ltd.

99.1	AutoChina International Limited Press Release, dated February 16, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Name:	Yong Hui Li
Title:	Chief Executive Officer

Dated: February 16, 2011

Exhibit Index

Exhibit No.	Description

10.1	Letter Agreement, dated February 16, 2011, by and between AutoChina International Limited and Honest Best Int’l Ltd.

99.1	AutoChina International Limited Press Release, dated February 16, 2011